EXHIBIT 99.1

SYSWIN Inc. Enters Into Definitive Agreement With

Brilliant Strategy Limited and Brilliant Acquisition Limited

For “Going Private” Transaction

Beijing, China, December 24, 2012 — SYSWIN Inc. (“SYSWIN” or the “Company”) (NYSE: SYSW), a leading primary real estate service provider in China, today announced that it has entered into an agreement and plan of merger, dated December 24, 2012 (the “Merger Agreement”), with Brilliant Strategy Limited (“Parent”), a business company with limited liability incorporated under the laws of the British Virgin Islands, and Brilliant Acquisition Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent. Parent is wholly owned by Mr. Liangsheng Chen, Chief Executive Officer, President and a director of the Company. Parent beneficially owns approximately 59.89% of the Company’s issued and outstanding ordinary shares and intends to finance the merger and the other transactions contemplated by the Merger Agreement through a combination of cash contribution by Mr. Liangsheng Chen and cash in the Company and its subsidiaries.

Pursuant to the Merger Agreement, (i) upon the terms and subject to the conditions set forth therein, at the effective time of the merger, Merger Sub will be merged with and into the Company and the Company will survive the merger and become a wholly-owned subsidiary of Parent, and (ii) each ordinary share of the Company (including ordinary shares represented by American Depositary Shares (“ADSs”), each of which represents 4 ordinary shares) issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive US$0.5125 (or US$2.05 per ADS) in cash without interest, except for the ordinary shares (including ordinary shares represented by ADSs) (x) beneficially owned by Parent and its direct and indirect shareholders, including Mr. Liangsheng Chen, which will be cancelled without any consideration, and (y) owned by holders of such ordinary shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law, as amended. This represents a 28.1% premium over the closing price on September 6, 2012 and a 42.7% premium over the 60-trading day average closing price on September 6, 2012, the last trading day prior to the Company’s announcement on September 7, 2012 that it had received a “going private” proposal.

Concurrently with the execution of the Merger Agreement, Mr. Liangsheng Chen delivered a limited guaranty in favor of the Company (the “Limited Guaranty”) to guarantee, subject to the terms and conditions therein, the payment of the $2,000,000 termination fee and reimbursement of expenses that may become payable to the Company by Parent pursuant to the Merger Agreement, and an equity commitment letter

(the “Commitment Letter”) committing to invest in Parent an amount equal to $15,500,000  to fund the merger, subject to the terms and conditions set forth in the Commitment Letter.

The Company’s Board of Directors, acting upon the unanimous recommendation of the special committee formed by the Board of Directors (the “Special Committee”), approved the Merger Agreement and the merger contemplated in the Merger Agreement and resolved to recommend that the Company’s shareholders vote to approve and adopt the Merger Agreement and the merger. The Special Committee, which is composed solely of independent directors unrelated to Parent, Merger Sub or any of the management members of the Company, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The merger contemplated in the Merger Agreement, which is currently expected to close around the end of the first quarter of 2013, is subject to the approval by an affirmative vote of shareholders representing two-thirds or more of the Company’s ordinary shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders which will be convened to consider the approval and adoption of the Merger Agreement and the merger, as well as certain other customary closing conditions. Parent has agreed to vote to approve the Merger Agreement and the merger. If completed, the merger will result in the Company becoming a privately-held company and its ADSs would no longer be listed on the New York Stock Exchange.

Oppenheimer & Co. Inc. is serving as financial advisor to the Special Committee. Cleary Gottlieb Steen & Hamilton LLP is serving as United States legal advisor to the Special Committee and Walkers is serving as Cayman Islands legal advisor to the Special Committee. Wilson Sonsini Goodrich & Rosati, P.C. is serving as United States legal advisor to the Company and to Parent. Conyers Dill & Pearman is serving as Cayman Islands legal advisor to Parent. O’Melveny & Myers LLP is serving as United States legal advisor to Oppenheimer & Co. Inc.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed merger, which will include the Merger Agreement and related documents. All parties desiring details regarding the proposed merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the proposed merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL

CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

SYSWIN Inc.

9/F Syswin Building, No. 316 Nan Hu Zhong Yuan

Chaoyang District, Beijing 100102

The People’s Republic of China

Telephone: (8610) 8472-8783

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed merger proceed.

About SYSWIN

The Company began focusing on providing primary real estate services since 2004 and believes it is a leading primary real estate service provider in China. The Company currently has operations in 28 cities throughout China. The Company primarily provides real estate sales agency services to property developers relating to new residential properties. Capitalizing on the experience and capabilities gained in Beijing, the Company focuses on providing tailored services to its key clients in a number of markets and has been successful in generating repeat business and increasing business volume. Of China’s top 30 developers (including those that do not use sales agency services), 15 are or have previously been clients of the Company. Clients of the Company include some of the most well-recognized national developers in China, including China Vanke, Poly Real Estate, CR Land, Agile Group and Guangzhou R&F Properties.

Safe Harbor Statement

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, and other risks outlined in the Company’s filings with the SEC, including its annual reports on Form 20-F. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.